EXHIBIT 23.4

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 24, 2011, except for Note 8 as to which the date is August 18, 2011, with respect to the consolidated financial statements of HHC Delaware, Inc. and Subsidiary included in the Registration Statement (Form S-4 No. 333-175523) and related Prospectus of Acadia Healthcare Company, Inc. for the registration of 5,297,022 shares of its common stock and to the incorporation by reference of our report dated June 24, 2011, except for Note 8 as to which the date is August 18, 2011, with respect to the consolidated financial statements of HHC Delaware, Inc. and Subsidiary incorporated by reference in Post-Effective Amendment No. 1 to Form S-4 on Form S-8 relating to the offer and sale of certain shares of common stock.

/s/ Ernst & Young LLP

Nashville, Tennessee

October 31, 2011